EXHIBIT 99.1

Interim Condensed Consolidated Financial Statements

June 30, 2011

(Expressed in U.S. dollars)
(Unaudited)

Loncor Resources Inc.
Interim Condensed Consolidated Financial Statements
June 30, 2011
(Unaudited)

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three and six months ended June 30, 2011 have been prepared by management of Loncor
Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

Loncor Resources Inc.
Interim Condensed Consolidated Financial Statements
June 30, 2011
(Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statements of Financial Position	4
Condensed Consolidated Statements of Comprehensive income (loss)	5
Condensed Consolidated Statements of Changes in Equity	6
Condensed Consolidated Statements of Cash Flows	7
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Corporate Information	8
2. Basis of Preparation	8
3. Summary of Significant Accounting Policies	9
4. Property, Plant and Equipment	19
5. Exploration and Evaluation Assets	20
6. Segmented Reporting	20
7. Share Capital	21
8. Share-Based Payments	23
9. Related Party Transactions	25
10. Commitments	25
11. Financial Risk Management Objectives and Policies	25
12. Supplemental Cash Flow Information	28
13. Employee Retention Allowance	28
14. First Time Adoption of International Financial Reporting Standards	29

Loncor Resources Inc.
Condensed Consolidated Statements of Financial Position
(Expressed in U.S. dollars - unaudited)

	Notes	June 30, 2011	December 31, 2010	January 1, 2010
		$	$	$
Assets
Current Assets
Cash and cash equivalents		24,822,184	10,449,774	1,536,166
Advances receivable		18,638	17,132	2,798
Due from related parties	9	-	165,753	-
Prepaid expenses and deposits		374,277	2,346	98,663
Total Current Assets		25,215,099	10,635,005	1,637,627

Non-Current Assets
Property, plant and equipment	4	845,651	548,700	27,651
Exploration and evaluation	5	20,970,232	12,657,792	4,993,845
Intangibles		1	1	1
Total Non-Current Assets		21,815,884	13,206,493	5,021,497

Total Assets		47,030,983	23,841,498	6,659,124

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		511,780	408,962	44,776
Accrued liabilities		40,558	73,864	47,575
Due to related parties	9	124,365	118,765	510,867
Employee retention allowance	13	290,794	210,036	-
Notes payable		-	-	2,403,508
Total Current Liabilities		967,497	811,627	3,006,726

Common share purchase warrants	14b	6,393,067	6,006,322	-
Future income taxes		337,747	337,747	422,694
Total Liabilities		7,698,311	7,155,696	3,429,420

Commitments	10

Shareholders' Equity
Share capital	7	59,398,370	37,035,494	20,341,246
Contributed surplus		6,335,108	3,421,685	872,795
Deficit		(26,400,806)	(23,771,377)	(17,984,337)
Total Shareholders' Equity		39,332,672	16,685,802	3,229,704
Total Liabilities and Shareholders' Equity		47,030,983	23,841,498	6,659,124

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding		58,025,738	47,417,745	30,753,247

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Loncor Resources Inc.
Condensed Consolidated Statements of Comprehensive  Income (Loss)
(Expressed in U.S. dollars - unaudited)

	Notes	Three months ended June 30, 2011		Three months ended June 30, 2010		Six months ended June 30, 2011		Six months ended June 30, 2010
		$		$		$		$
Expenses
Consulting, management and professional fees			174,414		235,712		890,576		431,702
Employee benefits			202,832		105,031		386,242		201,893
Office and sundry			97,775		9,521		183,075		35,002
Share-based payment expense	8		527,374		298,236		1,084,213		764,591
Travel and promotion			43,572		47,564		180,341		118,936
Depreciation			3,385		213		6,902		426
Interest and bank expenses			114		174		250		237
(Gain) loss on derivative financial instruments			(455,565)		(2,222,850)		297,797		(1,961,285)
Foreign exchange (gain) loss			(74,811)		223,852		(341,886)		(27,119)
			(519,090)		1,302,547		(2,687,510)		435,617
Interest income			28,507		9,623		58,081		11,153

Net (loss) income for the period			(490,583)		1,312,170		(2,629,429)		446,770

Comprehensive (loss) income for the period			(490,583)		1,312,170		(2,629,429)		446,770

(Loss) earnings per share, basic and diluted			$(0.01)		$0.03		$(0.05)		$0.01

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Loncor Resources Inc.
Condensed Consolidated Statements of Changes in Equity
(Expressed in U.S. dollars - unaudited)

	Notes	Common shares		Contributed Surplus	Deficit	Total Shareholder's equity
		Number of shares	Amount
Balance at January 1, 2010		30,753,247	$20,341,246	$872,795	$(17,984,337)	$3,229,704
Income for the period		-	-	-	446,770	446,770
Issued share capital		12,166,500	12,845,191	-	-	12,845,191
Share based compensation		-	-	1,739,957	-	1,739,957
Common share purchase warrants		-	(5,238,326)	-	-	(5,238,326)
Balance at June 30, 2010		42,919,747	27,948,111	2,612,752	(17,537,567)	13,023,296

Loss for the period		-	-	-	(6,233,810)	(6,233,810)
Issued share capital		2,000,000	3,854,938	-	-	3,854,938
Warrants exercised		2,400,000	3,462,577	-	-	3,462,577
Compensation option exercises		97,998	132,007	-	-	132,007
Share based compensation		-	-	808,933	-	808,933
Common share purchase warrants		-	1,637,861	-	-	1,637,861
Balance at December 31, 2010		47,417,745	37,035,494	3,421,685	(23,771,377)	16,685,802

Loss for the period		-	-	-	(2,629,429)	(2,629,429)
Issued share capital	7a	10,200,000	24,159,362	-	-	24,159,362
Issuance costs		-	(1,442,499)	-	-	(1,442,499)
Compensation option exercises	7b	343,994	309,629	-	-	309,629
Warrants issued	7b	-	(835,811)	835,811	-	-
Share based compensation	8	-	-	2,077,612	-	2,077,612
Warrants exercised	7b	63,999	172,195	-	-	172,195
Balance at June 30, 2011		58,025,738	$59,398,370	$6,335,108	$(26,400,806)	$39,332,672

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Loncor Resources Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollars - unaudited)

	Notes	Three months ended June 30, 2011		Three months ended June 30, 2010		Six months ended June 30, 2011		Six months ended June 30, 2010
		$		$		$		$

Cash flows from operating activities
(Loss) income for the period			(490,583)		1,312,170		(2,629,429)		446,770
Adjustments to reconcile (loss) income to net cash used in operating activities
Depreciation			3,385		213		6,902		426
Share-based payments - employees	8		527,374		298,236		1,084,213		764,591
Share-based payments - consultant			25,915		76,441		542,762		156,067
Employee retention allowance	13		17,755		-		43,364		-
(Gain) loss on derivative financial instruments			(455,565)		(2,222,850)		297,797		(1,961,285)
Changes in non-cash working capital
Advances receivable			(638)		-		(1,506)		-
Prepaid expenses and deposits			(69,019)		16,444		(208,524)		26,163
Due to/from related parties			1,306		31,449		2,346		37,353
Accounts payable			(513,581)		22,159		102,818		193,382
Accrued liabilities			23,488		-		(33,306)		-
Net cash used in operating activities			(930,163)		(465,738)		(792,563)		(336,533)

Cash flows from investing activities
Acquisition of property, plant, and equipment			(162,686)		(165,067)		(422,540)		(459,980)
Expenditures on exploration and evaluation			(3,843,444)		(1,755,315)		(7,705,722)		(2,421,325)
Net cash used in investing activities			(4,006,130)		(1,920,382)		(8,128,262)		(2,881,305)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs			-		(16,452)		22,716,863		13,270,881
Repayment of notes			-		-		-		(2,403,508)
Due to related parties			(7,520)		(13,455)		5,600		(197,914)
Proceeds from exercise of compensation options			475,809		-		475,809		-
Proceeds from exercise of warrants			-		-		94,963		-
Net cash provided from (used in) financing activities			468,289		(29,907)		23,293,235		10,669,459

Net (decrease) increase in cash during the period			(4,468,004)		(2,416,027)		14,372,410		7,451,621
Cash and cash equivalents, beginning of the period			29,290,188		11,403,814		10,449,774		1,536,166
Cash and cash equivalents, end of the period			24,822,184		8,987,787		24,822,184		8,987,787

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

1.	Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2011 include the accounts of the Company and of its wholly owned subsidiary in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the TSX Venture Exchange and on the NYSE Amex LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

These interim condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company incurred a net loss of $490,583 and $2,629,429 for the three and six months ended June 30, 2011, respectively and, as of that date, the Company’s deficit was $26,400,806. However, the Company has sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period. The Company is in the development stage and is dependent on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2011 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).  These interim condensed consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual financial statements as at December 31, 2010.

The Company’s date of transition was January 1, 2010 (the “transition date”). An explanation of how the transition of previously prepared financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 14. This note includes reconciliations of equity and loss for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported for those periods and at the date of transition under IFRS. The 2010 comparative figures have been restated to reflect the adjustments, except as described in the accounting policies. The comparative figures presented are in accordance with IFRS and have not been audited.

The policies applied in these interim condensed consolidated financial statements are presented in Note 3 and are based on IFRS expected to be effective as of December 31, 2011. The date the Company’s Audit Committee approved these financial statements was August 10, 2011.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

b)	Basis of measurement

These  interim condensed consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these interim condensed consolidated financial statements and in preparing the opening IFRS consolidated statements of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. The exemptions taken in applying IFRS for the first time are set out in Note 14. The accounting policies have been applied consistently by all entities.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements of the Company from the date that control commences until the date that control ceases. Full consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgments made by management applying the Company’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these interim condensed consolidated financial statements is included in the following notes:

i.	Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

ii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

iii.	Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

iv.	Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

v.	Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from a company’s mineral properties. Mineral reserves and mineral resources are estimated based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body.  This exercise requires complex geological judgments to interpret the data. The Company currently does not have any mineral reserves or resources.

vi.	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 8.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

vii.	Common share purchase warrants

The Company measures the cost of common share purchase warrants by reference to the fair value of the liability at the date at which they are granted. Estimating fair value for common share purchase warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for common share purchase warrants are disclosed in Note 7b.

c)	Foreign Currency Translation

i.	Functional and presentation currency

These interim condensed consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency.  References to Cdn$ represent Canadian dollars.

ii.	Foreign currency transactions

The functional currency for the Company’s subsidiary is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive income (loss). Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive income (loss). Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of six months or less that are readily convertible to known amounts.

e)	Financial Assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when its contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

i.	Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as an FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

The Company has classified cash and cash equivalents as FVTPL.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive income (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances receivable and balances due from related parties as loans and receivables.

iii.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from the AFS reserve to profit or loss. The Company has not designated any of its financial assets as AFS.

iv.	Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

The carrying amount of all financial assets, excluding advances receivables and balances due from related parties, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income (loss).  A provision for impairment is made in relation to advances receivable, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversal for AFS equity instruments are not recognized in profit or loss.

v.	Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

future cash receipts over expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i.
Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables and accrued liabilities, due to related parties and the employee retention allowance.

ii.
Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income (loss).  The Company’s financial liabilities classified as FVTPL include the common share purchase warrant liability.

g)	Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) applicable by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of options and warrants that are used to purchase common shares at the average market price during the reporting period. When the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

h)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, directed labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

depreciation. The costs of the day‐to‐day servicing of property, plant and equipment are recognized in the statement of comprehensive income (loss).

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

● Field camps and equipment	straight line over 4 Years

● Furniture and fixtures	straight line over 4 Years

● Office and communications equipment	straight line over 4 Years

● Vehicles	straight line over 4 Years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

iv.	Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the proceeds from disposal with the carrying amount of the PPE, and are recognized net within other income/expenses in profit or loss.

v.	Repairs and maintenance

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of PPE.

vi.	De-recognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in net income (loss) in the period the item is derecognized.

i)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs  and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statements of comprehensive income (loss).

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

j)	Impairment of Non-financial Assets

The Company’s PPE and intangible assets are assessed for indication of impairment at each consolidated statements of financial position date.  Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets.  Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statements of comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.  The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

As at December 31, 2010, the Company decided to allow its exploration permits related to the Bas Congo project to lapse. No further work will be undertaken on this project. As a result, an amount of $957,318 representing exploration and evaluation expenditures with respect to the Bas Congo project was written off. No impairment losses were warranted or recorded for the six months ended June 30, 2011.

k)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

l)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period based on the Company’s estimate of shares that will eventually vest.  The number of forfeitures likely to occur is estimated on grant date.  Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital.  Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model.  The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

m)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

n)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

o)	New Pronouncements Adopted

June 30, 2011 is the Company’s second reporting period under IFRS. Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.

p)	Recent Pronouncements Issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

A revised version of IAS 24 Related party disclosures (“IAS 24”) was issued by the IASB on November 4, 2009. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The adoption of this issuance did not have a significant impact on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

IFRS 7 Financial instruments: disclosures (“IFRS 7”). The Accounting Standards Board ("AcSB") approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook. These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. The Company is currently evaluating the impact of IFRS 7 on its consolidated financial statements.

An amendment to IAS 1, Presentation of financial statements was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

IAS 27, Separate financial statements ("IAS 27") was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements

IAS 28, Investments in associates and joint ventures ("IAS 28") was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited) )

The Company's property, plant and equipment are summarized as follows:

4.	Property, Plant and Equipment

	Notes	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Total
		$	$	$	$	$
Cost
Balance at January 1, 2010		92,268	7,255	-	21,978	121,501
Additions		4,257	117,453	275,967	249,876	647,553
Balance at December 31, 2010		96,525	124,708	275,967	271,854	769,054
Additions		55,100	79,902	124,274	163,265	422,541
Balance at June 30, 2011		151,625	204,610	400,241	435,119	1,191,595

Accumulated Depreciation
Balance at January 1, 2010		91,224	1,252	-	1,374	93,850
Depreciation for the year		611	20,988	53,756	51,149	126,504
Balance at December 31, 2010		91,835	22,240	53,756	52,523	220,354
Depreciation for the period		5,829	23,642	46,087	50,032	125,590
Balance at June 30, 2011		97,664	45,882	99,843	102,555	345,944

Carrying amounts
Balance at January 1, 2010		1,044	6,003	-	20,604	27,651
Balance at December 31, 2010		4,690	102,468	222,211	219,331	548,700
Balance at June 30, 2011		53,961	158,728	300,398	332,564	845,651

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

5.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	Notes	Bas Congo	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2010 per IFRS		$865,971	$3,871,074	$106,800	$4,843,845
Additions		91,347	1,508,652	7,021,267	8,621,266
Impairment loss		(957,318)	-	-	(957,318)
Balance as at December 31, 2010		-	5,379,726	7,128,067	12,507,793
Additions			862,380	7,450,059	8,312,439
Balance as at June 30, 2011		$-	$6,242,106	$14,578,126	$20,820,232

There is $150,000 of intangible exploration and evaluation expenditures as at January 1, 2010.   The intangibles have not been included in the table above.  There have not been any additions or disposals since January 1, 2010.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 54 exploration permits totaling 17,760 square kilometers. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

b.	Ngayu

The Ngayu project covers an area of 4,550 square kilometers and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

c.	Bas Congo

No exploration was undertaken during 2010 at the Company’s Bas Congo gold project approximately 250 kilometres west of Kinshasa and the permits were allowed to lapse.  No further work is to be undertaken on this project area.  An impairment loss of $957,318 was recorded as of December 31, 2010 relating to all exploration and evaluation expenditures related to the project.

6.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

June 30, 2011
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$786,833	-	$20,970,232
Canada	$58,818	$1	-
	$845,651	$1	$20,970,232
December 31, 2010
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$546,358	-	$12,657,792
Canada	$2,342	$1	-
	$548,700	$1	$12,657,792

January 1, 2010
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$24,458	-	$4,993,845
Canada	$3,193	$1	-
	$27,651	$1	$4,993,845

7.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

On February 1, 2011, the Company closed concurrent brokered and non-brokered private placement equity financings.  The Company issued 8,500,000 common shares at a price of Cdn$2.35 per share, resulting in gross proceeds of Cdn$19,975,000 in a brokered private placement.  The Company also issued by way of a non-brokered private placement 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate gross proceeds of Cdn$3,995,000.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

In April 2011, 50,000 compensation options each of which entitles the holder to purchase one common share and one-half of one warrant of the Company were exercised, resulting in gross proceeds of $70,543. In June 2011, an additional 293,994 compensation options were exercised, resulting in gross proceeds of $405,266.

As of June 30, 2011, the Company had issued and outstanding 58,025,738 common shares (December 31, 2010 – 47,417,745) and no preference shares issued and outstanding.

b)	Common share purchase warrants

At June 30, 2011, the Company had outstanding 4,840,247 (December 31, 2010 – 4,683,250) common share purchase warrants.  There were no warrants forfeited or cancelled during the six month period ended June 30, 2011 (six months ended June 30, 2010 – nil).

Date of Grant	Opening Balance	Exercised	Closing Balance	Exercise Price ($Cdn)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
2/18/2010	3,683,250	15,000	3,668,250	$ 1.45	24	2/18/2012	7.8
12/16/2010	1,000,000	-	1,000,000	$ 2.30	24	12/16/2012	17.8
4/21/2011	25,000	-	25,000	$ 1.45	10	2/18/2012	7.8
6/2/2011	146,997	-	146,997	$ 1.45	8.5	2/18/2012	7.8
	4,855,247	15,000	4,840,247

The value of the warrants was calculated using the Black-Scholes model and the assumptions were as follows:

Six months ended	June 30, 2011	June 30, 2010
Risk Free Interest Rate	1.44% - 1.77%	1.65%
Expected life	0.65 to 0.84 years	2 years
Annualized volatility	72.45% - 96.86%	156.56%
Dividend yield	0%	0%
Issue date fair value (Cdn$)	$1.25 - $1.93	$0.90

In addition, as part of the February 1, 2011 brokered private placement, the Company issued to the underwriters 510,000 broker warrants each of which is exercisable to acquire a common share of the Company at a price of Cdn$2.35 until February 1, 2013.  The warrants have a value of Cdn$1.63 using the Black-Scholes model with the following assumptions: volatility 115.38%, risk free rate 1.65%, expected life 2 years, dividend yield 0%.

During the three months ended June 30, 2010 $455,565 (three and six months ended June 30, 2010 $2,222,850 and $1,961,285, respectively) was recorded as a gain on derivative financial instruments.

During the six-month period ended June 30, 2011, $297,797 was recorded as a loss on derivative financial instruments.

As well, 48,999 warrants (which resulted from a previous exercise of compensation options) were exercised during the six-month period ended June 30, 2011.

The warrants granted in 2011 resulted from the exercise of 343,994 compensation options during the three months ended June 30, 2011.  Upon exercise of the compensation options, units were issued which consisted of one common share and one-half of one common share purchase warrant.  The warrants have the same terms as the warrants granted on February 18, 2010.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

c)	Earnings (loss) per share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six months ended June 30, 2011, amounting to 57,811,764 and 55,976,412, respectively (three and six months ended June 30, 2010– 39,671,172 and 42,919,747, respectively) common shares. Diluted earnings (loss) per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for both the three and six months period ended June 30, 2011 is 59,343,046 (three and six months ended June 30, 2010 – 39,671,172 and 42,919,747, respectively) common shares.  As at June 30, 2011, 7,031,497 common shares related to options and warrants were anti-dilutive.

8.	Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less then the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the six months period ended June 30, 2011

		During the Period
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
1.00 - 1.25	3,465,000		-		-	3,465,000	2.33	2,378,750	1,086,250
2.45 - 2.69	0	1,485,000	-	-		1,485,000	1.34	0	1,485,000
2.70 - 3.25	0	75,000	-	-	-	75,000	0.07	0	75,000
	3,465,000	1,560,000	-	-	-	5,025,000	3.74	2,378,750	2,646,250
Weighted Average Exercise Price (Cdn$)	4.33	2.70	-	-		1.65		1.16	2.08

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

For the year ended December 31, 2010

		During the Period
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
1.00 - 1.20	2,635,000		-	(50,000)	-	2,585,000	3.79	1,292,500	1,292,500
1.21 - 1.25	0	955,000	-	(75,000)		880,000	4.21	220,000	660,000
	2,635,000	955,000	-	(125,000)	-	3,465,000		1,512,500	1,952,500
Weighted Average Exercise Price (Cdn$)	1.14	1.25	-	1.23		1.43		1.16	1.52

For the six month period ended June 30, 2010

		During the Period
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
1.00 - 1.20	2,635,000		-	-	-	2,635,000	3.13	658,750	1,976,250
1.21 - 1.25	0	955,000	-	-	-	995,000	1.25	-	955,000
	2,635,000	955,000	-	-	-	3,590,000	-	658,750	2,981,250
Weighted Average Exercise Price (Cdn$)	1.20	1.25	-	-	-	1.21	-	1.20	1.22

The assessed fair value at grant date of options granted during the period ended June 30, 2011 was a weighted average Cdn$1.86 per option (December 31, 2010 - Cdn$0.98).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the six-month period ended June 30, 2011 included:

Six months ended	June 30, 2011	June 30, 2010
Risk Free Interest Rate	1.91% - 2.18%	1.65% - 1.90%
Expected life	3 years	2 - 3 years
Annualized volatility	101.78% - 115.19%	156.38% - 157.32%
Dividend yield	0%	0%
Forfeiture rate	2%	1%
Grant date fair value (Cdn$)	$1.69 - $2.06	$0.91 - $1.01

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the three and six month periods ended June 30, 2011, the Company recognized in the statement of comprehensive income (loss) as an expense $527,374 and $1,084,213, respectively (three and six months ended June 30, 2010–$298,236 and $764,591, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. The weighted average fair value of stock options issued and outstanding was estimated at Cdn$1.25 per stock option at the grant date using the Black-Scholes option-pricing model. In addition, an amount of $450,637 for the six-month period ended June 30, 2011 (six months ended June 30, 2010–$205,751) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation asset.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the three and six month periods ended June 30, 2011, $25,915 and $542,762 (three and six months ended

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

June 30, 2010 -$76,441 and $156,067) was recorded as a consulting expense with respect to stock options granted to consultants.

These amounts were credited accordingly to contributed surplus in the condensed consolidated statements of financial position. In addition, the Company has outstanding 47,998 compensation options with an exercise price of Cdn$1.35 and a fair value of Cdn$0.91 per option, expiring on February 18, 2012.

9.	Related Party Transactions

a)	Key Management Personnel

The Company’s related parties include key management.  Key management includes directors (executive and non-executive), and the Chief Financial Officer.  The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2011 and 2010 was as follows:

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Salaries	$181,662	$124,220	$347,900	$286,327
Employee retention allowance	$12,761	$-	$23,009	$-
Share-based payments	$335,943	$-	$651,355	$15,426
	$530,366	$124,220	$1,022,264	$301,753

b)	Other related parties

As at June 30, 2011, an amount of $124,365 was due to related companies with common directors related to common expenses in the Congo (December 31, 2010 - $118,765).  In addition, as at June 30, 2011, an amount of $nil was due from a company with common directors (December 31, 2010 - $165,753).

10.	Commitments

Lease Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at June 30, 2011 are as follows:

2011	$ 203,585
$ 203,585

Included in commitments is $130,400 which relates to a minimum purchase obligation of helicopter services in the Congo.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

11.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from/to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.  The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on an estimate using the Black-Scholes model as the valuation technique.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than six months.  Warrants are ranked within Level 3 which uses a combination of observable and unobservable inputs in calculating fair value.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2011. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2011.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

Canadian dollar
Cash	6,841,507
Due from related parties	-
Prepaid expenses	33,847
Accounts payable	(113,431)
Employee retention allowance	(65,185)
Total foreign currency financial assets and liabilities	6,696,738
Foreign exchange rate at June 30, 2011	1.0368
Total foreign currency financial assets and liabilities in US $	6,943,178
Impact of a 10% strengthening of the US $ on net loss	694,318

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  Cash and cash equivalents are held in Canada and in the Congo.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The carrying amount of financial assets represents the maximum credit exposure.  The Company’s gross credit exposure at June 30, 2011 and December 31, 2010 is as follows:

	June 30, 2011	December 31, 2010
Cash and cash equivalents	$24,822,184	$10,449,774
Advances receivable	18,638	17,132
Due from related parties	-	165,753
	$24,840,822	$10,632,659

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by striving to attract shareholders who understand the long term value of the business being developed.

	June 30, 2011	December 31, 2010
Cash and cash equivalents	$24,822,184	$10,449,774
Share capital	59,398,370	37,035,494
Deficit	(26,460,509)	(23,771,377)
	$57,760,045	$23,713,891

12.	Supplemental cash flow information

During the period indicated the Company undertook the following significant non-cash transactions:

		Three months ended		Six months ended
	Note	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Depreciation included in exploration and evaluation assets	5	$64,640	$30,378	$118,909	$44,289
Stock-based compensation included in exploration and evaluation assets	5	$200,686	$116,814	$450,637	$205,751
Employee retention allowance	13	$62,228	$-	$80,758	$-

13.	employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at June 30, 2011, the Company had accrued a liability of $290,794 (December 31, 2010 - $210,036).

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The following table summarizes information about changes to the Company’s employee retention allowance during the six month period ended June 30, 2011.

Balance at December 31, 2010	$210,036
Additions	80,758
Payments to Employees	-
Balance at June 30, 2011	$290,794

14.	First Time Adoption of International Financial Reporting Standards

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statement in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

i.	Business combinations

The Company has elected not to retrospectively or prospectively apply IFRS 3 to the business combination that occurred prior to the transition date and therefore, has not restated any of these transactions.

ii.	Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company has applied the provision of IFRS 2 to all outstanding equity instruments that were unvested prior to the date of transition to IFRS.

iii.	Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated statements of financial position and statements of comprehensive income (loss). The statements of comprehensive income (loss) have been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statements of operations and comprehensive income (loss) for the six month period ended June 30, 2010 as well as the consolidated statement of cash flows for the six month period June 30, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

a)           Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches.  Under Canadian GAAP, the Company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.  Under Canadian GAAP, forfeitures were recognized as they occurred.

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The impact of adjustments related to share-based payments on the Company’s condensed consolidated statements of financial position is as follows:

	December 31, 2010		June 30, 2010		January 1, 2010
	$		$		$
Exploration and evaluation		216,021		187,858		39,443
		216,021		187,858		39,443

Contributed surplus		417,770		456,946		281,237
Deficit		(201,749)		(269,088)		(241,794)
		216,021		187,858		39,443

b)           Common Share Purchase Warrants

Under Canadian GAAP, the Company accounted for its CDN$ denominated common share purchase warrants as equity instruments measured at their historical cost.  Under IFRS, warrants issued with exercise prices denominated in currencies other than the Company’s functional currency are considered derivative instruments and have been reclassified as liabilities measured at fair value.  On initial recognition and at each subsequent reporting date the derivatives are adjusted to fair value and changes in fair value are recognized in the consolidated statement of comprehensive income (loss).

The impact of adjustments related to the common share purchase warrants on the Company’s interim condensed consolidated statements of financial position is as follows:

	December 31, 2010		June 30, 2010		January 1, 2010
	$		$		$
Common share purchase warrants		6,006,322		3,277,041		-
		6,006,322		3,277,041		-

Share capital		(3,600,465)		(5,238,326)		-
Deficit		(2,405,857)		1,961,285		-
		(6,006,322)		(3,277,041)		-

c)         Presentation difference

Mineral properties as reported under Canadian GAAP have been classified into exploration and evaluation assets under IFRS. There was no impact on the statement of comprehensive income (loss).

d)         Non-IFRS reclassification

Concurrent with the work performed for the transition to IFRS, the Company took the opportunity to consider its financial disclosures and decided to make additional reclassifications. While these are not as a direct result of the IFRS transition, the Company has identified such reclassifications in order to assist the reader in making comparisons with historic financial information which has previously been published. The reclassification for employee retention was made from long term to short term liability and resulted in no impact to total liabilities and total net assets.

The Canadian GAAP consolidated balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

		January 1, 2010

	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		$1,536,166	$-	$1,536,166
Advances receivable		2,798	-	2,798
Prepaid expenses and deposits		98,663	-	98,663
Total Current Assets		1,637,627	-	1,637,627

Non-Current Assets
Property, plant and equipment		27,651	-	27,651
Mineral properties	14c	4,954,402	(4,954,402)	-
Exploration and evaluation	14c	-	4,993,845	4,993,845
Intangibles		1		1
Total Non-Current Assets		4,982,054	39,443	5,021,497

Total Assets		6,619,681	39,443	6,659,124

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		44,776	-	44,776
Accrued liabilities		47,575	-	47,575
Due to related parties		510,867	-	510,867
Notes payable		2,403,508	-	2,403,508
Total Current Liabilities		3,006,726	-	3,006,726

Future income taxes		422,694	-	422,694
		422,694	-	422,694

Shareholders' Equity
Share capital		20,341,246	-	20,341,246
Contributed surplus	14 a, b	591,558	281,237	872,795
Deficit	14 a, b	(17,742,543)	(241,794)	(17,984,337)
Total Shareholders' Equity		3,190,261	39,443	3,229,704
Total Liabilities and Shareholders' Equity		$6,619,681	$39,443	$6,659,124

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP consolidated balance sheet as at June 30, 2010 has been reconciled to IFRS as follows:

		June 30, 2010

	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		$8,987,787	$-	$8,987,787
Advances receivable		75,298	-	75,298
Total Current Assets		9,063,085	-	9,063,085

Non-Current Assets
Property, plant and equipment		442,916	-	442,916
Exploration and evaluation	14c		7,853,068	7,853,068
Mineral properties	14c	7,625,767	(7,625,767)	-
Intangible assets		1	-	1
Total Non-Current Assets		8,068,684	227,301	8,295,985

Total Assets		17,131,769	227,301	17,359,070

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		285,733	-	285,733
Due to related parties		350,306	-	350,306
Total Current Liabilities		636,039	-	636,039

Common share purchase warrants	14b	-	3,277,041	3,277,041
Future income taxes		422,694	-	422,694
		422,694	3,277,041	3,699,735

Shareholders' Equity
Share capital		33,186,437	(5,238,326)	27,948,111
Contributed surplus	14 a, b	1,874,569	738,183	2,612,752
Deficit	14 a, b	(18,987,970)	1,450,403	(17,537,567)
Total Shareholders' Equity		16,073,036	(3,049,740)	13,023,296
Total Liabilities and Shareholders' Equity		$17,131,769	$227,301	$17,359,070

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP consolidated balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010

	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		$10,449,774	$-	$10,449,774
Advances receivable		17,132	-	17,132
Due from related party		165,753	-	165,753
Prepaids expenses and deposits		2,346	-	2,346
Total Current Assets		10,635,005	-	10,635,005

Non-Current Assets
Property, plant and equipment		548,700	-	548,700
Exploration and evaluation	14c	-	12,657,792	12,657,792
Mineral properties	14c	12,402,328	(12,402,328)	-
Intangible assets		1	-	1
Total Non-Current Assets		12,951,029	255,464	13,206,493

Total Assets		23,586,034	255,464	23,841,498

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		408,962	-	408,962
Accrued liabilities		73,864	-	73,864
Due to related parties		118,765	-	118,765
Employee retention allowance		210,036	-	210,036
Total Current Liabilities		811,627	-	811,627

Common share purchase warrants	14b	-	6,006,322	6,006,322
Future income taxes		337,747	-	337,747
		337,747	6,006,322	6,344,069

Shareholders' Equity
Share capital		40,635,959	(3,600,465)	37,035,494
Contributed surplus	14 a, b	2,722,678	699,007	3,421,685
Deficit	14 a, b	(20,921,977)	(2,849,400)	(23,771,377)
Total Shareholders' Equity		22,436,660	(5,750,858)	16,685,802
Total Liabilities and Shareholders' Equity		$23,586,034	$255,464	$23,841,498

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP consolidated statement of operations and other comprehensive income (loss) for the three months ended June 30, 2010 have been reconciled to IFRS as follows:

		Three Months Ended June 30, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Consulting, management and professional fees		$238,897	$(3,185)	$235,712
Employee benefits		105,031	-	105,031
Office and sundry		9,521	-	9,521
Share-based payment expense	14a	256,351	41,885	298,236
Travel and promotion		47,564	-	47,564
Depreciation		213	-	213
Interest and bank expenses		174	-	174
Gain on derivative financial instruments	14b	-	(2,222,850)	(2,222,850)
Foreign exchange loss		223,852	-	223,852
		(881,603)	2,184,150	1,302,547
Interest income		9,623	-	9,623

(Loss) income for the period		(871,980)	2,184,150	1,312,170

Comprehensive (loss) income for the period		$(871,980)	$2,184,150	$1,312,170

(Loss) earnings per share, basic and diluted		$(0.02)	-	$0.03

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP consolidated statement of operations and other comprehensive income (loss) for the six months ended June 30, 2010 have been reconciled to IFRS as follows:

		Six Months Ended June 30, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Consulting, management and professional fees		$434,887	$(3,185)	$431,702
Employee benefits		201,893		201,893
Office and sundry		35,002	-	35,002
Share-based payment expense	14a	492,318	272,273	764,591
Travel and promotion		118,936	-	118,936
Depreciation		426	-	426
Interest and bank expenses		237	-	237
Gain on derivative financial instruments	14b	-	(1,961,285)	(1,961,285)
Foreign exchange gain		(27,119)	-	(27,119)
		(1,256,580)	1,692,197	435,617
Interest income		11,153	-	11,153

(Loss) income for the period		(1,245,427)	1,692,197	446,770

Comprehensive (loss) income for the period		$(1,245,427)	$1,692,197	$446,770

(Loss) income per share, basic and diluted		$(0.03)	-	$0.01

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP consolidated statement of operations and other comprehensive income (loss) for the year ended December 31, 2010 have been reconciled to IFRS as follows:

		Year Ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Consulting, management and professional fees	14a	$822,373	$(4,797)	$817,576
Employee benefits		585,543	-	585,543
Office and sundry		78,023	-	78,023
Share-based payment expense	14a	1,004,983	206,546	1,211,529
Travel and promotion		154,519	-	154,519
Depreciation		851	-	851
Interest and bank expenses		1,231	-	1,231
Impairment loss		957,318	-	957,318
Loss on derivative financial instruments	14b	-	2,405,857	2,405,857
Foreign exchange gain		(307,662)	-	(307,662)
Net loss from operations		(3,297,179)	(2,607,606)	(5,904,785)

Interest income		32,798	-	32,798

Loss from pre-tax		(3,264,381)	(2,607,606)	(5,871,987)

Income tax recovery		84,947	-	84,947

Loss for the period		(3,179,434)	(2,607,606)	(5,787,040)

Comprehensive loss for the period		$(3,179,434)	$(2,607,606)	$(5,787,040)

Loss per share, basic and diluted		$(0.08)	-	$(0.14)

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of cash flows for the three-month period June 30, 2010 is as follows:

		Three months ended June 30, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Cash flows from operating activities
(Loss) income for the period	14 a, b	$(871,980)	$2,184,150	$1,312,170
Adjustments to reconcile (loss) income to net cash used in operating activities
Depreciation		213	-	213
Share-based payments	14a	256,351	41,885	298,236
Share-based payments - consultants		79,626	(3,185)	76,441
Gain on derivative financial instruments	14b	-	(2,222,850)	(2,222,850)
Changes in non-cash working capital
Prepaid expenses and deposits		16,444	-	16,444
Due to/from related parties		31,449	-	31,449
Accounts payable and accrued liabilities		22,159	-	22,159
Net cash used in operating activities		(465,738)	-	(465,738)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(165,067)	-	(165,067)
Expenditures on mineral properties	14c	(1,755,315)	1,755,315	-
Expenditures on exploration and evaluation	14c	-	(1,755,315)	(1,755,315)
Net cash used in investing activities		(1,920,382)	-	(1,920,382)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		(16,452)	-	(16,452)
Due to related parties		(13,455)	-	(13,455)
Net cash provided from financing activities		(29,907)	-	(29,907)

Net decrease in cash during the period		(2,416,027)	-	(2,416,027)
Cash, beginning of the period		11,403,814	-	11,403,814
Cash, end of the period		$8,987,787	$-	$8,987,787

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of cash flows for the six month period June 30, 2010 is as follows:

		Six months ended June 30, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Cash flows from operating activities
(Loss) income for the period	14 a, b	$(1,245,427)	$1,692,197	$446,770
Adjustments to reconcile (loss) income to net cash used in operating activities
Depreciation		426	-	426
Share-based payments	14a	492,318	272,273	764,591
Share-based payments - consultants		159,252	(3,185)	156,067
Gain on derivative financial instruments	14b	-	(1,961,285)	(1,961,285)
Changes in non-cash working capital
Prepaid expenses and deposits		26,163	-	26,163
Due to/from related parties		37,353	-	37,353
Accounts payable and accrued liabilities		193,382	-	193,382
Net cash used in operating activities		(336,533)	-	(336,533)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(459,980)	-	(459,980)
Expenditures on mineral properties	14c	(2,421,325)	2,421,325	-
Expenditures on exploration and evaluation	14c	-	(2,421,325)	(2,421,325)
Net cash used in investing activities		(2,881,305)	-	(2,881,305)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		13,270,881	-	13,270,881
Repayment of notes		(2,403,508)	-	(2,403,508)
Due to related parties		(197,914)	-	(197,914)
Net cash provided from financing activities		10,669,459	-	10,669,459

Net increase in cash during the period		7,451,621	-	7,451,621
Cash, beginning of the period		1,536,166	-	1,536,166
Cash, end of the period		$8,987,787	$-	$8,987,787

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of cash flows for the year ended December 31, 2010 is as follows:

		Year ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Cash flows from operating activities
Loss for the period	14 a, b	$(3,179,434)	$(2,607,606)	$(5,787,040)
Adjustments to reconcile loss to net cash used in operating activities
Amortization		851	-	851
Share-based payments - employees	14a	1,004,983	206,546	1,211,529
Share-based payments - consultants	14a	239,843	(4,797)	235,046
Employee retention allowance		210,036	-	210,036
Impairment loss		957,318	-	957,318
Recovery of tax		(84,947)	-	(84,947)
Loss on derivative financial instruments	14b	-	2,405,857	2,405,857
Changes in non-cash working capital				-
Advances receivable		(14,334)	-	(14,334)
Due to related parties		83,692	-	83,692
Prepaid expenses and deposits		(67,090)	-	(67,090)
Accounts payable		364,186	-	364,186
Accrued liabilities		26,289	-	26,289
Net cash used in operating activities		(458,607)	-	(458,607)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(647,553)	-	(647,553)
Expenditures on mineral properties	14c	(7,818,987)	7,818,987	-
Expenditures on exploration and evaluation	14c	-	(7,818,987)	(7,818,987)
Net cash used in investing activities		(8,466,540)	-	(8,466,540)

Cash flows from financing activities
Due to related parties		(478,140)		(478,140)
Repayment of notes payable		(2,403,508)		(2,403,508)
Proceeds from common shares issued		20,720,403	-	20,720,403
Net cash provided from financing activities		17,838,755	-	17,838,755

Net increase in cash during the period		8,913,608	-	8,913,608
Cash, beginning of the period		1,536,166	-	1,536,166
Cash, end of the period		$10,449,774	$-	$10,449,774

Loncor Resources Inc.
Notes to the Interim Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2011
(Expressed in U.S. dollars - unaudited)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in shareholders’ equity as at January 1, 2010 is as follows:

		January 1, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount	14b	$20,341,246	-	$20,341,246
Contributed Surplus	14 a,b	591,558	281,237	872,795
Deficit	14 a,b	(17,742,543)	(241,794)	(17,984,337)
Total Shareholders' Equity		$3,190,261	$39,443	$3,229,704

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in shareholders’ equity for the six months ended June 30, 2010 is as follows:

		June 30, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount	14b	$33,186,437	$(5,238,326)	$27,948,111
Contributed Surplus	14 a,b	1,874,569	738,183	2,612,752
Deficit	14 a,b	(18,987,970)	1,450,403	(17,537,567)
Total Shareholders' Equity		$16,073,036	$(3,049,740)	$13,023,296

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2010 is as follows:

		December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount	14b	$40,635,959	$(3,600,465)	$37,035,494
Contributed Surplus	14 a,b	2,722,678	699,007	3,421,685
Deficit	14 a,b	(20,921,977)	(2,849,400)	(23,771,377)
Total Shareholders' Equity		$22,436,660	$(5,750,858)	$16,685,802